UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

UNITED COMMUNITY BANKS, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

90984P105
(CUSIP Number)

Amy Knapp
Corsair Capital LLC
717 Fifth Avenue, 24th Floor
New York, NY 10022
 (212) 224-9000

Copy to:

Lee Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

November 19, 2015
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90984P105

1.	Names of Reporting Persons.
Corsair IV Management GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,273,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.40% (1)

14.	Type of Reporting Person (See Instructions) OO (Cayman Islands limited company)

(1) Based on 63,193,854 shares of voting common stock (“Voting Common Stock”) of United Community Banks, Inc. (the “Issuer”) outstanding as of October 31, 2015, per the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2015, plus 3,000,000 shares of Voting Common Stock issued upon conversion of shares of non-voting common stock (“Non-Voting Common Stock”) pursuant to the transaction reported herein, plus the aggregate of a further 4,026,724 shares of Voting Common Stock of the Issuer issuable upon conversion of shares of non-voting common stock (“Non-Voting Common Stock”) reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and no conversion of shares of Non-Voting Common Stock held by any other holders.

CUSIP No. 90984P105

1.	Names of Reporting Persons.
Nicholas B. Paumgarten

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,273,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.40%% (2)

14.	Type of Reporting Person (See Instructions) IN

(2) Based on 63,193,854 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2015, per the Issuer’s prospectus supplement filed with the SEC on November 23, 2015, plus 3,000,000 shares of Voting Common Stock issued upon conversion of shares of Non-Voting Common Stock pursuant to the transactions reported herein, plus the aggregate of a further 4,026,724 shares of Voting Common Stock of the Issuer issuable upon conversion of shares of Non-Voting Common Stock reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and no conversion of shares of Non-Voting Common Stock held by any other holders.

CUSIP No. 90984P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Corsair IV Financial Services Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.40% (3)

14.	Type of Reporting Person (See Instructions) PN (Cayman Islands limited partnership)

(3) Based on 63,193,854 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2015, per the Issuer’s prospectus supplement filed with the SEC on November 23, 2015, plus 3,000,000 shares of Voting Common Stock issued upon conversion of shares of Non-Voting Common Stock pursuant to the transactions reported herein, plus the aggregate of a further 4,026,724 shares of Voting Common Stock of the Issuer issuable upon conversion of shares of Non-Voting Common Stock reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and no conversion of shares of Non-Voting Common Stock held by any other holders.

CUSIP No. 90984P105

1.	Names of Reporting Persons.
Corsair IV Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.40% (4)

14.	Type of Reporting Person (See Instructions) PN (Cayman Islands limited partnership)

(4) Based on 63,193,854 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2015, per the Issuer’s prospectus supplement filed with the SEC on November 23, 2015, plus 3,000,000 shares of Voting Common Stock issued upon conversion of shares of Non-Voting Common Stock pursuant to the transactions reported herein, plus the aggregate of a further 4,026,724 shares of Voting Common Stock of the Issuer issuable upon conversion of shares of Non-Voting Common Stock reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and no conversion of shares of Non-Voting Common Stock held by any other holders.

CUSIP No.

1.	Names of Reporting Persons.
Corsair Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.40% (5)

14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(5) Based on 63,193,854 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2015, per the Issuer’s prospectus supplement filed with the SEC on November 23, 2015, plus 3,000,000 shares of Voting Common Stock issued upon conversion of shares of Non-Voting Common Stock pursuant to the transactions reported herein, plus the aggregate of a further 4,026,724 shares of Voting Common Stock of the Issuer issuable upon conversion of shares of Non-Voting Common Stock reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and no conversion of shares of Non-Voting Common Stock held by any other holders.

CUSIP No. 90984P105

1.	Names of Reporting Persons.
Corsair Georgia, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,273,323

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,300,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.40% (6)

14.	Type of Reporting Person (See Instructions) PN

(6) Based on 63,193,854 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2015, per the Issuer’s prospectus supplement filed with the SEC on November 23, 2015, plus 3,000,000 shares of Voting Common Stock issued upon conversion of shares of Non-Voting Common Stock pursuant to the transactions reported herein, plus the aggregate of a further 4,026,724 shares of Voting Common Stock of the Issuer issuable upon conversion of shares of Non-Voting Common Stock reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia, L.P. into shares of Voting Common Stock and no conversion of shares of Non-Voting Common Stock held by any other holders.

This Amendment No. 3 supplements and amends the Schedule 13D filed on April 11, 2011 (as thereafter supplemented and amended by Amendment No. 1 thereto, filed on June 16, 2011 and by Amendment No. 2 thereto, filed on February 9, 2015, the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”) by Corsair Georgia, L.P. (“Corsair Georgia”), Corsair IV Management GP, Ltd., Corsair IV Financial Services Capital Partners, L.P., Corsair IV Management, L.P., Corsair Capital LLC and Nicholas B. Paumgarten with respect to the Voting Common Stock and Non-Voting Common Stock of the Issuer. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

This Amendment No. 3 supplements and amends Item 4 of the Schedule 13D by amending and restating the fifth paragraph thereof as follows:

Pursuant to the terms of the Investment Agreement, the Issuer has appointed Nicholas B. Paumgarten to its board of directors (the “Board”) as Corsair Georgia’s representative.  Corsair Georgia is entitled to maintain a representative on the Board and to appoint a board observer to attend meetings of the Board in a nonvoting capacity so long as Corsair Georgia owns the greater of (i) 5% or more of outstanding Common Stock, or (ii) the percentage of outstanding Common Stock calculated by dividing (x) 40% of the number of shares of Common Stock purchased by Corsair Georgia pursuant to the Investment Agreement, by (y) the outstanding Common Stock (in each case, counting as shares of Common Stock owned by Corsair Georgia, all shares of Common Stock into which the Series F Preferred Stock and Series G Preferred Stock owned by Corsair Georgia are convertible and as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in the Issuer’s capitalization).

This Amendment No. 3 further supplements and amends Item 4 of the Schedule 13D by adding the following at the end thereof:

On November 19, 2015, Corsair Georgia, as selling shareholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”), providing for the sale of 3,000,000 shares of Non-Voting Common Stock by Corsair Georgia to the Underwriter at a price of $20.15 per share of Common Stock and the offer and sale by the Underwriter of the 3,000,000 shares of Voting Common Stock into which such shares converted upon such sale by the Underwriter (the “November 2015 Offering”). Of the 3,000,000 shares of Common Stock sold in the November 2015 Offering, all of the shares were attributable to the Reporting Persons.  The November 2015 Offering closed on November 25, 2015.  The November 2015 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-175226), as supplemented by the prospectus supplement dated November 19, 2015.

Pursuant to the Underwriting Agreement, Corsair Georgia has agreed with the Underwriter, subject to limited exceptions, not to offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition by Corsair Georgia or any affiliate thereof) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from November 19, 2015 continuing through the date 60 days thereafter, except with the prior written consent of the Underwriter. The foregoing description of the agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 5 hereto and is incorporated herein by reference.

Item 5. Interests in Securities of the Issuer

This Amendment No. 3 supplements and amends Item 5 of the Schedule 13D by adding the following paragraph immediately prior to paragraph (c):

The beneficial ownership of the Reporting Persons of the shares of Voting Common Stock as of November 19, 2015 is set forth below.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Corsair Georgia, L.P.	7,300,047 (1)	10.40% (2)	0	3,273,323	0	7,300,047 (1)
Corsair IV Management GP, Ltd.	7,300,047 (1)	10.40% (2)	0	3,273,323	0	7,300,047 (1)
Nicholas B. Paumgarten	7,300,047 (1)	10.40% (2)	0	3,273,323	0	7,300,047 (1)
Corsair IV Financial Services Capital Partners, L.P.	7,300,047 (1)	10.40% (2)	0	0	0	7,300,047 (1)
Corsair IV Management, L.P.	7,300,047 (1)	10.40% (2)	0	0	0	7,300,047 (1)
Corsair Capital LLC	7,300,047 (1)	10.40% (2)	0	0	0	7,300,047 (1)

 (1) Includes 3,273,323 shares of Voting Common Stock plus the aggregate of 4,026,724 shares of Voting Common Stock of the Issuer upon conversion of shares of Non-Voting Common Stock reported herein. Non-Voting Common Stock may be converted into Voting Common Stock by any holder of Non-Voting Common Stock, other than the initial holder of such Non-Voting Common Stock or an affiliate thereof, who acquires one or more shares of Non-Voting Common Stock in an “Approved Transfer.” An “Approved Transfer” means a sale or other transfer (i) to an affiliate of the holder of the Non-Voting Common Stock to be transferred under common control with such holder’s ultimate parent, general partner or investment advisor but only if the transferee agrees in writing for the benefit of the Issuer to be bound by the terms of an applicable Investor Agreement, (ii) in a widely distributed public offering registered pursuant to the Securities Act of 1933; (iii) to a person that is acquiring at least a majority of the Issuer’s outstanding “voting securities” (as defined in the Bank Holding Company Act of 1956 (the “BHC Act”) and any rules or regulations promulgated thereunder) not including any voting securities such person is acquiring from the holder of the Non-Voting Common Stock to be transferred or its affiliates; or (iv) upon certification by the holder of the Non-Voting Common Stock to be transferred in writing to the Issuer that such holder believes that the transferee shall not, after giving effect to such transfer, own for purposes of the BHC Act, or the Change of Bank Control Act of 1978, and any rules and regulations promulgated thereunder, more than 2% of any class of voting securities of the Issuer outstanding at such time.

Each such share of Non-Voting Common Stock sold by Corsair Georgia and distributed by the Underwriter in the November 2015 Offering was converted into a share of Voting Common Stock.

(2) Based on 63,193,854 shares of Voting Common Stock of the Issuer outstanding as of October 31, 2015, per the Issuer’s prospectus supplement filed with the SEC on November 23, 2015, plus 3,000,000 shares of Voting Common Stock issued upon conversion of shares of Non-Voting Common Stock pursuant to the transactions reported herein, plus the aggregate of a further 4,026,724 shares of Voting Common Stock of the Issuer issuable upon conversion of shares of Non-Voting Common Stock reported herein. Assumes the full conversion of shares of Non-Voting Common Stock held by Corsair Georgia into shares of Voting Common Stock and no conversion of shares of Non-Voting Common Stock held by any other holders.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Voting Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Voting Common Stock.

This Amendment No. 3 supplements and amends Item 5 of the Schedule 13D by amending and restating paragraph (c) as follows:

Except as set forth in this Amendment No. 3, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

This Amendment No. 3 supplements and amends Item 6 of the Schedule 13D as set forth below:

The information set forth in Items 4 and 5 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

This Amendment No. 3 supplements and amends Item 7 of the Schedule 13D by adding the following at the end thereof:

Exhibit No.	Description
Exhibit 5	Underwriting Agreement, dated as of November 19, 2015 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 24, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2015

CORSAIR GEORGIA, L.P.
By:  Corsair IV Management GP, Ltd., its general partner

By:  /s/ Amy M. Knapp
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR IV MANAGEMENT GP, LTD.

By:  /s/ Amy M. Knapp
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR IV FINANCIAL SERVICES CAPITAL PARTNERS, L.P.
By:  Corsair IV Management, L.P., its general partner
By:  Corsair Capital LLC, its general partner

By:   /s/ Amy M. Knapp
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR IV MANAGEMENT, L.P.
By:  Corsair Capital LLC, its general partner

By:  /s/ Amy M. Knapp
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

CORSAIR CAPITAL LLC

By:  /s/ Amy M. Knapp
Name:  Amy M. Knapp
Title:    Chief Operating Officer and Chief Financial Officer

NICHOLAS B. PAUMGARTEN

/s/ Nicholas B. Paumgarten